                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                  ----------------------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     )*


                         APT SATELLITE HOLDINGS LIMITED
                         ------------------------------
                                (NAME OF ISSUER)

                                ORDINARY SHARES
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   00203R105
                         ------------------------------
                                 (CUSIP NUMBER)

                  ----------------------------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 00203R105                   13G                      Page 2 of 5 pages



         (1) Names of Reporting Person; S.S. or I.R.S. Identification No. of Above Person:

         APT SATELLITE INTERNATIONAL COMPANY LIMITED

         (2)     Check the Appropriate Box if a Member of a Group:

                 (a)      [ ]
                 (b)      [ ]

         (3)     SEC Use Only: _______________

         (4)     Citizenship or Place of Organization:  British Virgin Islands
                 ("BVI")

         Number of Shares Beneficially owned by Each Reporting Person With:

         (5)     Sole Voting Power:                          256,200,000
                                                             -----------

         (6)     Shared Voting Power:                                  0
                                                             -----------

         (7)     Sole Dispositive Power:                     256,200,000
                                                             -----------

         (8)     Shared Dispositive Power:                             0
                                                             -----------

         (9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                 256,200,000
                 -----------
         (10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain
                 Shares:  [ ]

         (11)    Percent of Class Represented by Amount in Row (9):  61.0 %

         (12)    Type of Reporting Person:  CO
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CUSIP No. 00203R105                                            Page 3 of 5 pages



         ITEM 1(a) NAME OF ISSUER:

         APT SATELLITE HOLDINGS LIMITED

         ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         Room 3111-2, 31/F
         One Pacific Place
         88 Queensway
         Hong Kong K3

         ITEM 2(a) NAME OF PERSON FILING:

         APT Satellite International Company Limited ("APT International")

         ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         APT International
         Trident Chambers
         P.O. Box 146
         Road Town, Tortola
         British Virgin Islands

         ITEM 2(c) CITIZENSHIP:

         APT International is a BVI company

         ITEM 2(d) TITLE OF CLASS OF SECURITIES:

         Ordinary Shares

         ITEM 2(e) CUSIP NUMBER:

         00203R105

         ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: N/A

         ITEM 4. OWNERSHIP AS OF DECEMBER 31, 1996:

         (a) AMOUNT BENEFICIALLY OWNED:

         256,200,000 Ordinary Shares
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CUSIP No. 00203R105                                            Page 4 of 5 pages



         (b) PERCENT OF CLASS:  61.0%

         (c) DEEMED VOTING POWER AND DISPOSITION POWER:

         (i) Sole power to vote or to direct the vote of 256,200,000 Ordinary Shares

         (ii) Shared power to vote or to direct the vote of 0 Ordinary Shares

         (iii) Sole power to dispose or to direct the disposition of 256,200,000 Ordinary Shares

         (iv) Shared power to dispose or to direct the disposition of 0 Ordinary Shares

         ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  N/A

         ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON:  N/A

         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTING ON BY THE PARENT HOLDING
         COMPANY:  N/A

         ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A

         ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:  N/A

         ITEM 10. CERTIFICATION:  N/A


                    [remainder of page intentionally blank]
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CUSIP No. 00203R105                                            Page 5 of 5 pages



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 1997

APT SATELLITE INTERNATIONAL COMPANY LIMITED*


By: /s/ He Ke Rang
   --------------------------
Name: He Ke Rang
Title: Director